June 1, 2018

Mark Brunhofer

Office of Healthcare & Insurance

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Xeris Pharmaceuticals, Inc.
Draft Registration Statement on Form S-1
File May 24, 2018
File No. 333-225191

Dear Mr. Brunhofer:

This letter is submitted on behalf of Xeris Pharmaceuticals, Inc. (the “Company”) in response to comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Registration Statement on Form S 1 (the “Registration Statement”) filed on May 24, 2018, as set forth in your letter, dated May 30, 2018 (the “Comment Letter”), to Paul Edick.

For reference purposes, the Staff’s numbered comments have been reproduced in italics herein with responses immediately following such comment. Unless otherwise indicated, page references in the descriptions of the Staff’s comments and in the responses refer to the Registration Statement. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Registration Statement.

Notes to Unaudited Interim Financial Statements

Note 4: Long-term Debt, page F-27

1.	As it appears that you cannot avoid paying the 6.5% final payment fee on your Senior Secured Loan Facility, please revise your disclosure to indicate how you account for this fee over the life of the loan.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it proposes to revise its disclosure as marked below in a subsequent amendment to the Registration Statement:

The Loan Agreement allows the Company to voluntarily prepay the outstanding amounts thereunder, but not less than $2.0 million of the outstanding principal at any time. Prior to April 1, 2020, the Company is subject to a prepayment penalty equal to 1.50% of the principal amount being prepaid. In the event the Company draws on the third tranche, the period subject to 1.50% prepayment is extended to April 1, 2021. No prepayment fee exists for prepayments made after April 1, 2020, or April 1, 2021 in the event the third tranche is issued. A final payment fee of 6.5% multiplied by the original principal amount of each tranche drawn is due upon the earlier to occur of the maturity date of the Loan

Agreement, the acceleration of the Loan Agreement or prepayment of such borrowings. Upon drawing the Term A Loan, the Company recognized a final payment fee liability of $1.3 million within other liabilities in its March 31, 2018 balance sheet and a corresponding increase to the debt discount. The debt discount is being amortized to interest expense using the effective interest method over the life of the Term A Loan. The Loan Agreement includes a non-utilization fee of 2.0% multiplied by the principal amount of tranche three payable to Lenders in October 2019, if the Company elects not to draw the third tranche.

Should you have any further comments or questions with regard to the foregoing, please do not hesitate to contact the undersigned by phone at (617) 570-1928, by facsimile transmission at (617) 801-8626 or by e-mail at jtheis@goodwinlaw.com.

Sincerely,

/s/ Joseph C. Theis, Jr.
Joseph C. Theis, Jr.

cc:	Paul Edick, Xeris Pharmaceuticals, Inc.
Mitchell S. Bloom, Goodwin Procter LLP

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